

Swift Rails, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swift Rails, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 25, 2023

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	89,477	17,129
Grant Revenue Receivable	9,914	19,538
Tax Credit Receivable	22,529	-
Bank Charge Receivable	-	3,914
Total Current Assets	121,921	40,581
Non-current Assets		
Prototype & Trailer, net of Accumulated Depreciation	94,048	67,282
Intangible Assets: Patents, net of Accumulated Amortization	44,143	36,687
Total Non-Current Assets	138,190	103,969
TOTAL ASSETS	260,111	144,551
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Expenses	10,275	23,226
Note Payable - Related Party	15,000	-
Total Current Liabilities	25,275	23,226
TOTAL LIABILITIES	25,275	23,226
EQUITY		
Common Stock	13	13
Preferred Stock	1	1
Additional Paid in Capital	971,277	628,639
Accumulated Deficit	(736,455)	(507,328)
Total Equity	234,836	121,325
TOTAL LIABILITIES AND EQUITY	260,111	144,551

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Grant Revenue	44,890	29,468
Cost of Revenue	-	-
Gross Profit	44,890	29,468
Operating Expenses		
General and Administrative	139,176	132,593
Research and Development	157,017	246,868
Capital Raise Costs	31,652	4,427
Depreciation	12,387	8,521
Total Operating Expenses	340,232	392,408
Operating Income (loss)	(295,341)	(362,940)
Other Income		
Interest Income	100	240
Other	67,529	139,147
Total Other Income	67,629	139,386
Other Expense		
Interest Expense	1,415	-
Other	-	-
Total Other Expense	1,415	-
Net Income (loss)	(229,128)	(223,553)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(229,128)	(223,553)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(229,128)	(223,553)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,387	8,521
Grant Revenue Receivable	9,624	(18,437)
Tax Credit Receivable	(22,529)	-
Accrued Expenses	(12,951)	13,690
PPP Loan Forgiveness	-	(67,600)
Bank Charge Receivable	3,914	(3,914)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,555)	(67,740)
Net Cash provided by (used in) Operating Activities	(238,682)	(291,294)
INVESTING ACTIVITIES		
Prototype & Trailer	(39,153)	(29,737)
Patents	(7,456)	(6,682)
Net Cash provided by (used by) Investing Activities	(46,608)	(36,419)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	96,047
Issuance of Preferred Stock	342,639	19,644
Note Payable - Related Party	15,000	-
Net Cash provided by (used in) Financing Activities	357,639	19,644
Cash at the beginning of period	17,129	325,198
Net Cash increase (decrease) for period	72,348	(308,069)
Cash at end of period	89,477	17,129
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				Total
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/2021	1,339,853	13	57,286	1	512,949	(283,774)	229,188
Issuance of Common Stock	48,650	-	-	-	96,047	-	96,047
Issuance of Preferred Stock	-	-	3,381	-	19,644	-	19,644
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(223,553)	(223,553)
Ending Balance 12/31/2021	1,388,503	13	60,667	1	628,639	(507,328)	121,325
Issuance of Preferred Stock	-	-	38,071	-	342,639	-	342,639
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(229,128)	(229,128)
Ending Balance 12/31/2022	1,388,503	13	98,738	1	971,277	(736,455)	234,836

Swift Rails, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swift Rails, Inc. ("the Company") was formed in Delaware on September 18th, 2019. The Company generates revenue from the design, construction, and operation of its ultra-light rail personal rapid transit system. The Company is headquartered in Lancaster, NY.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Grant Revenue

The Company reports grants as revenue as all public transportation is subsidized with federal and state funding. The Company's performance obligation includes the fulfillment of specified milestones and objectives as outlined in the terms of the government grants. These milestones may include the completion of research and development projects, the attainment of certain performance metrics, and the hiring of personnel for the purposes of their training and professional development. The Company collects cash and recognizes revenue from government grants upon their receipt when there is reasonable assurance that the Company will comply with the conditions outlined therein.

In 2022 and 2021, the Company received total grants in the respective amount of $44,890 and $29,468 from the New York State Energy Research and Development Authority (NYSERDA) for the purpose of funding payroll, intern training, and development.

Grant Revenue Receivable

In 2022 and 2021, the Company incurred respective amounts of $44,890 and $30,569 in payroll expenses that will be reimbursed by the NYSERDA. Per the "Grant Revenue" disclosure above, $34,976 from 2022 and $11,031 from 2021 have been reimbursed in the form of grant income, leaving outstanding receivable balances of $9,914 and $19,538 as of December 31, 2022 and 2021, respectively.

Tax Credit Receivable

As of December 31, 2021, the Company incurred total qualifying research and development expenses in the amount of $179,723 resulting in a Federal Research & Development Tax Credit receivable of $22,529 that remained outstanding as of December 31, 2022.

Other Income

In 2022, the Company received an Employee Retention Tax Credit in the amount of $44,000 and a Research & Development Tax Credit in the amount of $22,529. In 2021, the Company's two PPP loans in the principal amounts of $135,233 were forgiven in full and a bank charge in the amount of $3,914 was returned (please see "Note 5" for further details).

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Prototype	10	117,059	24,033	-	93,026
Trailer	5	4,089	3,067	-	1,022
Grand Total	**-**	**121,148**	**27,101**	**-**	**94,048**

Intangible Assets

The Company's intangible assets consist of US and international patent application costs. These patents have not yet been issued therefore no amortization expense has been recorded as of December 31, 2022 nor 2021. The total ending balance of this asset was $44,143 and $36,687 as of December 31, 2022 and 2021, respectively.

Capital Raise Costs

Capital raise costs consist of fees associated with an equity crowdfunding campaign such as legal, marketing, and commissions. The Company anticipates this line item to be non-recurring in future years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2020, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. The Company has allocated a total of 325,000 shares of its Common Stock towards this Plan to be granted as Stock Options and Restricted Stock Awards. Both the Stock Options and Restricted Stock Awards shall vest immediately upon execution of an agreement.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Weighted Average Intrinsic Value	
Total options outstanding, January 1, 2021	-	$	-	$	-
Granted	63,052	$	1.004	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2021	63,052	$	1.004	$	-
Granted	-	$	-	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-				
Total options outstanding, December 31, 2022	63,052	$	1.004	$	-
Options exercisable, December 31, 2022	63,052	$	1.004	$	-

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, January 1, 2021	-		
Granted	63,052	$	1.004
Vested	(63,052)	$	1.004
Forfeited	-	$	-
Nonvested options, December 31, 2021	-	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	-	$	-

The following is an analysis of shares of the Company's Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, January 1, 2021	-	$	-
Granted	48,650	$	1.004
Vested	(48,650)	$	1.004
Forfeited	-	$	-
Nonvested shares, December 31, 2021	-	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	-	$	-

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2022, the Company entered into a loan agreement for $15,000 with its CEO. This note accrues interest at a rate of 5.50%, is not secured, and matures in February 2023 (please see "Subsequent Events" note for further details).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In January 2021 and July 2020, the Company entered into two Paycheck Protection Program (PPP) loans for the respective amounts of $67,633 and $67,600 with interest rates of 1.00%, no security interest, and respective maturity dates in May 2027 and July 2022. Both loans were subsequently forgiven in full in December and March 2021 as seen under Other Income on the Statement of Operations (please see "Other Income" note for further details).

Please see "Note 3" regarding a related party note payable.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Note Payable - Related Party	15,000	5.50%	2023	15,000	-	15,000	-
Total				**15,000**	**-**	**15,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	15,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 1,388,503 shares were issued and outstanding as of December 31, 2022 and 2021.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 500,000 shares of Preferred Stock with a par value of $0.00001 per share. A total of 98,738 and 60,667 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically upon change of control events whereby the Company closes the sale of shares of its Common Stock to the public resulting in at least $10M worth of proceeds.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to Common Shareholders in an amount equal to $6.45 per share plus any dividends declared but unpaid.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2023, the date these financial statements were available to be issued.

The note payable of $15,000 from the Company's CEO was paid in full in January 2023.

In May, July, and August 2023, the Company's CEO advanced multiple funds totaling $150,000 which have been memorialized by multiple loan agreements all bearing the same interest rate of 8.00%, no security interest, and maturity dates in August 2025.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and from grants administered by government agencies and research institutions pursuant to the Company's research and development activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.